Bachoco Informs Bond Issuance

CELAYA, Guanajuato, Mexico, Aug. 29, 2012 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry and other food products, announced today that it has successfully issued bonds for Ps. 1,500 million through the public issuance of local bonds ("Certificados Bursatiles") in the local debt capital markets for a tenor of 5 years, maturing in 2017.

The bonds issued by Bachoco will have interest rate of 28-day TIIE and will offer investors yields of TIIE + 0.60%. The principal of the bonds will be amortized at face value, in one payment, on the date of maturity.

This is Bachoco's first bond offering, which has been distributed among a wide range of local investors.

The resources obtained from the local bond issuance will be utilized in accordance with the Company's financial requirements.

The issuance of these bonds were rated AA (MEX), representing high credit quality per Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality per HR Ratings de Mexico S.A. de C.V.

Company Description:

Industrias Bachoco is the leader of the Mexican poultry industry and an important player in Mexico's food industry. Bachoco's sales include chicken, table eggs, balanced feed, turkey, beef and swine. Founded in 1952, Bachoco is headquartered in Celaya, in the state of Guanajuato. Bachoco operates more than 800 facilities, organized in 9 complexes in Mexico and one Complex in the U.S., as well as a growing export business. Bachoco trades on both the Mexican and New York Stock Exchanges since 1997. The Company reported approximately $2 billion dollars in sales in 2010.

Disclaimer:

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco